Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2022 Fourth Quarter and Full Year Financial Results

BEIJING, China, April 21, 2023 (GLOBENEWSWIRE) – NaaS Technology Inc. (“NaaS” or the “Company”) (NASDAQ: NAAS), one of the largest and fastest growing electric vehicle charging service providers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Operational Highlights:

•
Charging volume transacted through NaaS’ network reached 856.8 GWh in the fourth quarter of 2022 and 2,753.7 GWh in 2022, representing an increase of 91% and 116% year over year, respectively.
•
Gross transaction value transacted through NaaS’ network reached RMB840.2 million (US$121.8 million) in the fourth quarter of 2022 and RMB2,701.2 million (US$391.6 million) in 2022, representing an increase of 94% and 119% year over year, respectively.
•
Number of orders transacted through NaaS’ platform reached 38.1 million in the fourth quarter of 2022 and 122.2 million in 2022, representing an increase of 89% and 114% year over year, respectively.
•
As of December 31, 2022, NaaS’ charging solutions had serviced 1,581 charging station operators, representing an increase of 111% year over year. More than 515,000 chargers in over 50,000 charging stations were connected and accessible on NaaS’ network as of December 31, 2022, up by 85% from 278,000 and 67% from 30,000 as of December 31, 2021, respectively.

Fourth Quarter and Full Year 2022 Financial Highlights:

•
Net revenues grew by 95% year over year1 and reached RMB29.5million (US$4.3 million)in the fourth quarter of 2022. Net revenues for the full year of 2022 were RMB92.8 million (US$13.5 million), increasing by 177% year over year.
•
Total operating costs were RMB151.1 million (US$21.9 million) in the fourth quarter of 2022 and RMB2.6 billion (US$376.7 million) in 2022, as compared with RMB71.5 million and RMB275.6 million for the fourth quarter of 2021 and full year 2021, respectively. The significant increase was mainly due to the Company’s significant business expansion, as well as RMB1.9billion (US$275.5 million) of equity-settled listing costs and RMB213.8 million (US$31.0 million) of share-based compensation expenses for the full year of 2022.
•
Net loss was RMB126.9 million (US$18.4 million) for the fourth quarter of 2022 and RMB5.6billion (US$817.3 million) for 2022, as compared to net loss of RMB57.2 million and RMB260.5 million the fourth quarter of 2021 and full year 2021, respectively.
•
Non-IFRS net loss2 was RMB111.8 million(US$16.2 million) in the fourth quarter of 2022 and RMB354.1 million (US$51.3 million) in 2022, as compared to non-IFRS net loss of RMB54.2 million and RMB249.7 million for the fourth quarter of 2021 and full year, respectively.

1In accordance with the IFRS rules, Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions (defined below) and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the three and twelve months ended December 31, 2021.

2Non-IFRS net loss was arrived at after excluding equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Recent Developments

Progress in Online and Offline Charging Businesses

•
As of March 31, 2023, the Company had covered 55,000 charging stations and connected 575,000 chargers. In the first quarter of 2023, charging volume transacted through NaaS’ network reached 1,023 GWh and gross transaction value reached RMB990.5 million, with year-over-year growth of 112% and 107%, respectively. Number of orders transacted through NaaS’ platform reached 44.4 million, representing an increase of 110% year over year.
•
The Company continued to advance its one-stop charging solutions business with latest cases including a one-stop turn-key construction service to build charging stations in Wuhan. The first charging station, equipped with 60 direct-current fast chargers for a total capital expenditure of US$5 million, commenced operation on March 26, 2023. Additionally, the Company has expanded its maintenance services to cover over 15,000 parking slots of 2,100 charging stations across 186 cities.

Continuous Expansion of Partner Network

•
On January 17, 2023, the Company and Beijing HyperStrong Technology Co., Ltd., a leading energy storage system integrator and system service provider, jointly announced the strategic collaboration to develop the energy storage business.
•
On March 29, 2023, the Company and Smart Order, a leading hotel information integration solution service provider in China, announced the establishment of a joint venture, “Smart Charging”, to create a network of destination-sharing charging services for electric vehicles.

NaaS Smart Charging Robot

•
In March 2023, the Company launched its self-developed automatic charging robot. The smart charging robot is equipped with advanced technologies such as deep learning, 5G, and V2X, and offers features such as active vehicle locating, smart charging, and automatic payment settlement.

“2022 was a pivotal year for NaaS,” said Ms. Yang Wang, NaaS’ CEO. “We completed our Nasdaq listing and solidified our leadership position in charging service networks while significantly strengthening our one-stop energy solutions, a key component of our strategy for future growth and profitability. Our charging service network expanded rapidly in 2022, with a 116% year-over-year increase in charging volume and 515,000 chargers connected in over 50,000 charging stations across more than 350 cities as of year-end. Meanwhile, we leveraged this massive network to expand our one-stop solutions for energy assets operations, serving enterprises across the new energy value chain. Our services cover charging stations’ entire lifecycle, from construction to operation and upgrades. Moving ahead, we will continue to devote ourselves to the transformative movement in the new energy industry.”

“NaaS ended the year on a high note with robust financial performance,” added Mr. Alex Wu, NaaS’ president and chief financial officer. “Notably, our full-year net revenues increased by 177% year-over-year, demonstrating our leadership position in the industry. Looking to the future, we will continue to propel growth of our one-stop energy solutions while managing cost with discipline and improve efficiency across the organization, aiming to create long-term value for all industry participants and our shareholders.”

Fourth Quarter 2022 Financial Results:

Revenues

The total value of charging piles sold through NaaS’ network totaled RMB124.7 million (US$18.1 million) in the fourth quarter of 2022, representing an increase of 391% year over year.

Net revenues reached RMB29.5 million (US$4.3 million) in the fourth quarter of 2022, representing an increase of 95% year over year. The rapid increase was mainly the result of increases in platform order volumes and continued improvements in operations.

Revenues from online EV charging solutions contributed RMB14.9 million (US$2.2 million) in the fourth quarter of 2022, with growth rates of 100% year over year. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network.

Offline EV charging revenues increased significantly by 96% year over year to RMB14.0 million (US$2.0 million) in the fourth quarter of 2022. The increase was primarily driven by the growth in the full station operation business as well as the hardware procurement business.

Revenues from innovative and other businesses increased by 8% year over year to RMB0.6 million (US$0.1 million) in the fourth quarter of 2022, primarily due to the growth of the online advertisement business.

Operating costs

Total operating costs were RMB151.1 million (US$21.9 million) in the fourth quarter of 2022, as compared with RMB71.5 million for the same periods of 2021. The significant increase was mainly due to the Company’s significant business expansion.

Cost of revenues for the fourth quarter of 2022 was RMB22.3 million (US$3.2 million), increasing by 109% year over year. The increase was primarily due to the growth in the offline EV charging business.

Selling and marketing expenses were RMB71.3 million (US$10.3 million) in the fourth quarter of 2022, representing an increase of 71% year over year. The increase was the result of increased excess incentive to end-users, as well as marketing and promotion fees.

Administrative expenses were RMB46.3 million(US$6.7 million) in the fourth quarter of 2022, as compared with RMB11.4 million for the same period of 2021. The significant increase was mainly due to the increased professional service fees.

Research and development expenses were RMB11.2 million (US$1.6 million) in the fourth quarter of 2022, representing an increase of 43% year over year, primarily due to the decreased salaries and benefits for NaaS’ technology and product development personnel.

Finance costs

Finance costs were RMB0.2 million (US$28 thousand) in the fourth quarter of 2022. This compared with finance costs of RMB0.6 million for the same periods of 2021. The increase of finance costs was primarily attributable to increased interest costs related to bank loans.

Income tax expenses

NaaS’ income tax expenses were RMB3.4 million (US$0.5 million) in the fourth quarter of 2022, compared with income tax expenses of RMB0.3 million in the fourth quarter of 2021.

Net loss and non-IFRS net loss

Net loss for the fourth quarter of 2022 was RMB126.9 million (US$18.4 million), as compared with net loss of RMB57.2 million for the same periods of 2021. The significant increase was mainly due to the Company’s significant business expansion. Non-IFRS net loss was RMB111.8 million (US$16.2 million) for the fourth quarter of 2022, as compared with non-IFRS net losses of RMB54.2 million for the same periods of 2021. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Full Year 2022 Financial Results:

Revenues

The total value of charging piles sold through NaaS’ network totaled RMB136.2 million (US$21.1 million) in 2022, representing an increase of 169% year over year.

Net revenues reached RMB92.8 million (US$13.5 million) in 2022, representing an increase of 177% year over year. The rapid increase was mainly the result of increases in platform order volumes and continued improvements in operations.

Revenues from online EV charging solutions contributed RMB50.2 million (US$7.3 million) in 2022, with a growth rate of 179% year over year. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network.

Offline EV charging revenues increased significantly by 178% year over year to RMB40.6 million (US$5.9 million) in 2022. The increase was primarily driven by the growth in the full station operation business as well as the hardware procurement business.

Revenues from innovative and other businesses increased by 146% year over year to RMB2.1 million (US$0.3 million) in 2022, primarily due to the growth of the online advertisement business.

Operating costs

Total operating costs were RMB2.6 billion (US$371.1 million) in 2022, as compared with RMB287.6 million in 2021. The significant increase was mainly due to the Company’s significant business expansion, as well as RMB1.9 billion (US$277.3 million) of equity-settled listing costs and RMB213.8 million (US$31.0 million) of share-based compensation expenses for the full year of 2022.

Cost of revenues in 2022 was RMB86.6 million (US$12.6 million), increasing by 193% year over year. The increase was primarily due to the growth in online and offline EV charging business.

Selling and marketing expenses in 2022 were RMB241.8 million (US$35.0 million), as compared with RMB193.3 million in 2021. The increase was the result of increased excess incentive to end-users, as well as marketing and promotion fees.

Administrative expenses increased to RMB2.2 billion (US$318.4 million) in 2022, as compared to RMB34.5 million in 2021. The significant increase was mainly due to the Company recording a RMB1.9 billion (US$277.3 million) equity-settled listing costs which occurred during the Merger Transactions (defined below), and a total of RMB213.8 million (US$31.0 million) (of which RMB140.1 million occurred in second quarter) of share-based compensation expenses.

Research and development expenses were RMB36.6million (US$5.3 million) in 2022, which is relatively stable compared with that of 2021.

Finance costs

Finance costs were RMB10.3 million (US$1.5 million) in 2022. This compared with finance costs of RMB1.1 million in 2021. The increase of finance costs was primarily attributable to increased interest costs related to bank loans.

Income tax (expenses)/benefit

NaaS’ income tax expenses were RMB9.9 million (US$1.4 million) in 2022, compared with income tax expenses of RMB5.3 million in 2021.

Net loss and non-IFRS net loss

Net loss for the full year 2022 was RMB5.6 billion (US$817.3 million), as compared with net loss of RMB260.5 million in 2021. The significant increase was mainly due to the recorded equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares in 2022. Non-IFRS net loss was RMB354.1 million (US$51.3 million) for the full year 2022, as compared with non-IFRS net loss of RMB249.7 million in 2021. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Outlook:

Based on NaaS’ preliminary assessment of the current market conditions, the Company expects net revenues to be in the range of RMB500 million (US$72 million) and RMB600 million (US$87 million), growing to 5.37 to 6.44 times from 2022. This is NaaS’ current and preliminary view, which is subject to changes and uncertainties.

Conference Call Information

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on April 21, 2023 (9:00 AM Beijing/Hong Kong time on April 22, 2023).

Participants who wish to join the conference call should register online at:

https://s1.c-conf.com/diamondpass/10030140-fg78o2.html

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 28, 2023, by dialing the following telephone numbers:

United States: 1 855 883 1031

China: 400 1209 216

Replay Access Code: 10030140

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”), as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online, offline EV charging and non-charging solutions, supporting every stage of the station lifecycle. As of December 31, 2022, NaaS had connected over 515,000 chargers. In 2022, charging volume transacted through Company's network reached 2,753 GWh and gross transaction value reached RMB2,701 million.On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:
Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com
Media inquiries:
E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	Three Months Ended December 31			Year ended December 31
	2021	2022		2021	2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Net revenues from online EV Charging Solutions	7,465	14,921	2,163	17,985	50,151	7,271
Net revenues from offline EV Charging Solutions	7,111	13,968	2,025	14,611	40,554	5,880
Net revenues from Innovative and Other Businesses	522	565	82	857	2,109	306
Total Revenues	15,098	29,454	4,270	33,453	92,814	13,457
Other (losses)/gains, net	32	(1,638)	(237)	138	7,317	1,061

Operating costs
Cost of revenues	(10,661)	(22,270)	(3,229)	(29,587)	(86,647)	(12,563)
Selling and marketing expenses	(41,645)	(71,276)	(10,334)	(193,340)	(241,430)	(35,004)
Administrative expenses	(11,362)	(46,337)	(6,718)	(34,458)	(2,195,981)	(318,388)
Research and development expenses	(7,826)	(11,196)	(1,623)	(30,253)	(36,557)	(5,300)
Total operating costs	(71,494)	(151,079)	(21,904)	(287,638)	(2,560,615)	(371,255)

Operating loss	(56,364)	(123,263)	(17,871)	(254,047)	(2,460,484)	(356,737)
Finance costs	(550)	(193)	(28)	(1,097)	(10,275)	(1,490)
Fair value changes of convertible and redeemable preferred shares and financial assets, net	—	—	—	—	(3,156,745)	(457,685)
Net loss before income tax	(56,914)	(123,456)	(17,899)	(255,144)	(5,627,504)	(815,912)
Income tax expenses	(327)	(3,404)	(494)	(5,318)	(9,861)	(1,430)
Net loss	(57,241)	(126,860)	(18,393)	(260,462)	(5,637,365)	(817,342)
Net loss attributable to ordinary shareholders of the Company	(57,241)	(126,860)	(18,393)	(260,462)	(5,637,365)	(817,342)

Loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(3.17)	(0.06)	(0.01)	(55.68)	(2.82)	(0.41)
Diluted	(3.17)	(0.06)	(0.01)	(55.68)	(2.82)	(0.41)

Loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(31.68)	(0.56)	(0.08)	(556.76)	(28.24)	(4.09)
Diluted	(31.68)	(0.56)	(0.08)	(556.76)	(28.24)	(4.09)

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	18,071,116	2,254,885,600	2,254,885,600	4,678,139	1,996,018,612	1,996,018,612
Diluted	18,071,116	2,254,885,600	2,254,885,600	4,678,139	1,996,018,612	1,996,018,612

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	Three Months Ended December 31			Year ended December 31
	2021	2022		2021	2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(57,241)	(126,860)	(18,393)	(260,462)	(5,637,365)	(817,342)
Add: Equity-settled listing costs	—	—	—	—	1,912,693	277,314
Share-based compensation expenses	3,067	15,051	2,182	10,788	213,832	31,003
Fair value changes of convertible and redeemable preferred shares	—	—	—	—	3,158,498	457,939
Fair value changes of financial asset at fair value through profit or loss	—	—	—	—	(1,753)	(254)
Adjusted net loss attributable to ordinary shareholders of the Company	(54,174)	(111,809)	(16,211)	(249,674)	(354,096)	(51,340)

Adjusted net loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(3.00)	(0.05)	(0.01)	(53.37)	(0.18)	(0.03)
Diluted	(3.00)	(0.05)	(0.01)	(53.37)	(0.18)	(0.03)

Adjusted net loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(29.98)	(0.50)	(0.07)	(533.70)	(1.77)	(0.26)
Diluted	(29.98)	(0.50)	(0.07)	(533.70)	(1.77)	(0.26)

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	18,071,116	2,254,885,600	2,254,885,600	4,678,139	1,996,018,612	1,996,018,612
Diluted	18,071,116	2,254,885,600	2,254,885,600	4,678,139	1,996,018,612	1,996,018,612

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2021		December 31, 2022
(In thousands)	RMB		RMB	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,489		513,351	74,429
Trade receivables	38,456		130,004	18,849
Prepayments, other receivables and other assets	105,833		287,435	41,674
Total current assets	152,778		930,790	134,952

Non-current assets
Right-of-use assets	19,766		17,030	2,469
Financial asset at fair value through profit or loss	5,000		11,753	1,704
Financial asset at fair value through other comprehensive income	—		129,060	18,712
Property, plant and equipment	548		2,600	377
Intangible asset	—		833	121
Other non-current assets	—		13,869	2,011
Total non-current assets	25,314		175,145	25,394
Total assets	178,092		1,105,935	160,346

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank and other borrowings	—		38,000	5,510
Current lease liabilities	7,067		6,853	993
Trade payables	16,872		49,239	7,139
Other payables and accruals	112,148		98,049	14,218
Total current liabilities	136,087		192,141	27,860

Non-current liabilities
Non-current lease liabilities	12,566		9,327	1,352
Interest-bearing bank and other borrowings	—		465,155	67,441
Deferred tax liabilities	—		438	64
Total non-current liabilities	12,566		474,920	68,857
Total liabilities	148,653		667,061	96,717

EQUITY
Class A Common Shares	—	*	36,354	5,269
Class B Common Shares	—		16,674	2,418
Class C Common Shares	—		93,702	13,586
Additional paid in capital	423,329		6,358,600	921,910
Accumulated losses	(393,890)		(6,031,255)	(874,450)
Accumulated other comprehensive income	—		(35,201)	(5,104)
Total equity	29,439		438,874	63,629
Total equity and liabilities	178,092		1,105,935	160,346

Note:

* Representing amount less than RMB1,000.

** In accordance with the IFRS rules Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the fiscal years ended December 31, 2021 in the Company’s statements of financial position, and three and twelve months ended December 31, 2021 in the Company’s statements of loss and other comprehensive loss.